

December 14, 2011

Via E-mail
James F. Verhey
Chief Financial Officer
Kaiser Ventures LLC
3633 East Inland Empire Blvd.
Suite 480
Ontario, CA 91764

>   **Re: Kaiser Ventures LLC**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed March 23, 2011**
>   **File No. 000-33433**

Dear Mr. Verhey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Note 14. Commitments and Contingencies

Pension Plans, page 58

1.   Please tell us whether or not you have been accruing amounts related to SERP 2. To the extent you have not been accruing a liability for amounts to be paid under this plan, please tell us how you have complied with paragraph 9 of ASC 710-10-25.

<u>Exhibits 31.1 and 31.2</u>

2.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a), specifically, we note you have omitted the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from paragraph 4. Please amend your certifications to comply with the Exchange Act Rules.

<u>Form 10-Q for the quarterly period ended September 30, 2011</u>

<u>Item 3. Controls and Procedures, page 10</u>

3.   We note you disclose that you carried out an evaluation of disclosure controls and procedures "[w]ithin the 90 days prior to the date of this report." We further note that you do not appear to assess the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the report*. Please tell us how your disclosure complies with Item 307 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                Sincerely,

                                /s/ Kevin Woody

                                Kevin Woody
                                Branch Chief